Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at the Bloom Burton & Co. Healthcare Investor Conference

LAVAL, Quebec—April 13, 2021— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will present a corporate overview of the Company at the Bloom Burton & Co. Healthcare Investor Conference.

Presentation Details:

Event: Bloom Burton & Co. Healthcare Investor Conference
Date/Time: Tuesday, April 20, 2021 at 2:00 p.m. ET

A live webcast of the presentation may be accessed on the Events & Presentations page under the Investors & Media section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of refractory chronic cough and chronic pruritus associated with atopic dermatitis.

Refractory chronic cough is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from refractory chronic cough. Refractory chronic cough is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus associated with atopic dermatitis is an irritating sensation that leads to scratching and persists for longer than 6 weeks in atopic dermatitis patients. It is estimated that 5% of adults in the United States suffer from atopic dermatitis – almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting atopic dermatitis, there continues to be a lack of options targeting the burden of pruritus in patients with atopic dermatitis.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.